EX-99.4
Exhibit 99.4

Email distribution date: Monday, September 21, 2015

Audience: Investment Professionals within Wells Fargo Advisors and Wealth Management who have client accounts invested in the GAI Mesirow Insight Fund, LLC

You are receiving this email because you have one or more clients currently invested in GAI Mesirow Insight Fund, LLC (Mesirow Fund). The independent Board of Directors for the Global Alternative Investments (GAI) funds recently approved the merger of the Mesirow Fund into GAI Corbin Multi-Strategy Fund, LLC (Corbin Fund) effective December 31, 2015. We believe the merger will be formally approved in the coming weeks and that it is in the best interest of investors for several reasons:

Improved Performance: the Corbin Fund has consistently outperformed the Mesirow Fund on a trailing and calendar year basis.

Similar Investment Strategy: both the Mesirow Fund and the Corbin Fund are classified by Wells Fargo Investment Institute (WFII) as Relative Value, resulting in no impact to the asset allocation of clients’ portfolios.

High Conviction Manager: the Corbin Fund has been one of our highest conviction funds, as evidenced by its consistent allocation in our recommended manager blends across risk profiles.

Fee Reduction to Investors: in addition to a management fee reduction that will become effective January 1, 2016, investors will also benefit from the larger combined asset base of the Corbin Fund, which is anticipated to result in an aggregate expense reduction of approximately 0.85-1.00%.

No action is required for investors who wish to remain invested in the Mesirow Fund when it merges into the Corbin Fund. Investors will remain fully invested before, during and after the merger. Investors electing to redeem may tender their shares during the fourth quarter tender offer period, which will begin on September 18, 2015 and end on October 16, 2015. Any redemption requests received will be processed as a normal redemption, and investors will receive redemption proceeds by February 2016. A redemption is typically a taxable event.

If you have any questions, please contact the Global Alternative Investments Consultant team at 866-440-7460 (option #2) or gaiconsultants@wellsfargo.com.